EXHIBIT 21.0

SUBSIDIARIES OF THE COMPANY

The following are the Company’s subsidiaries as of the close of the fiscal year ended June 30, 2015. All beneficial interests are wholly-owned, directly or indirectly, by the Company and are included in the Company’s consolidated financial statements.

Name	State or Jurisdiction of Organization

Alarm Lock Systems, LLC	Delaware

Marks USA I, LLC	New York

Continental Instruments, LLC	New York

Napco DR, S.A.	Dominican Republic

Napco Americas	Cayman Islands

Napco Security Systems International, Inc.	New York

Napco/Alarm Lock Exportadora, S.A.	Dominican Republic

Napco/Alarm Lock Grupo Internacional, S.A.	Dominican Republic

Video Alert, LLC	New York